OMB APPROVAL
OMB Number: 3235-0175 Expires: February 29, 2016 Estimated average burden hours per response..........1.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

AMENDED NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its original Notification on Form N-8A, filed on or about October 23, 1985 (File No. 811-04440), for the purpose of reflecting the adoption, effective July 21, 2014, of Delaware Life NY Variable Account C (formerly Sun Life (N.Y) Variable Account C) as the new name of the registered separate account, and amends its notification of registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such amended notification of registration submits the following information:

Name:	Delaware Life NY Variable Account C (formerly Sun Life (N.Y.) Variable Account C)

Address of Principal Office:	96 Worcester Street, DL 1235
Wellesley Hills, MA 02481

Telephone Number:	(800) 752-7216

Name and address of agent for service of process:	Michael S. Bloom, Esq.
Delaware Life Insurance Company of New York
96 Worcester Street, DL 1235
Wellesley Hills, MA 02481

Copies to:

Kenneth N. Crowley, Esq.
Delaware Life Insurance Company of New York
96 Worcester Street, DL 1235
Wellesley Hills, MA 02481

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:                                                    YES  ☐  NO ☒

FORM N-8A

Item 1.   Exact name of registrant.

Delaware Life NY Variable Account C (the “Variable Account”)

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Variable Account was established on October 18, 1985, under New York law.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

The Variable Account is organized as a separate account of Delaware Life Insurance Company of New York under New York insurance law and meets the definition of “separate account” in Section 2(a)(37) of the Investment Company Act of 1940 (the “1940 Act”).

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

The Variable Account is classified as a unit investment trust.

Item 5. If registrant is a management company:

   (a) state whether registrant is a “closed-end” company or an “open-end” company;

Not applicable.  The Variable Account is not a management company.

   (b) state whether registrant is registering as a “diversified” or a “non-diversified” company.

Not applicable.  The Variable Account is not a management company.

Item 6. Name and address of each investment adviser of registrant.

Not applicable.  The Variable Account does not have an investment adviser.

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Not applicable.  The Variable Account does not have a board of directors.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

   (a) state the name and address of each sponsor of registrant;

Delaware Life Insurance Company of New York (“Delaware Life NY”), with its home office at 1115 Broadway, 12th Floor, New York, New York 10010 and business office located at 96 Worcester Street, DL 1235, Wellesley Hills, MA 02481, is the depositor of the Variable Account.

   (b) state the name and address of each officer and director of each sponsor of registrant;

Name and Principal Business Address	Positions and Offices With Depositor

Todd L. Boehly c/o Guggenheim Partners, LLC 330 Madison Avenue New York, NY 10017	Director

Donald C. Cacciapaglia c/o Guggenheim Partners, LLC 330 Madison Avenue New York, NY 10017	Director

Dennis A. Cullen 811 Turnberry Lane Northbrook, IL 60062	Director

Homer J. Holland c/o Holland Partners, Inc. P.O. Box 832 Carefree, AZ 85377-0832	Director

Richard E. Kipper P.O. Box 529 Woody Creek, CO 81656	Director

Mark R. Walter c/o Guggenheim Partners, LLC 227 W. Monroe St., Suite 4900 Chicago, IL 60606	Director

David E. Sams, Jr. 96 Worcester Street Wellesley Hills, MA 02481	Chief Executive Officer and Director

Andrew F. Kenney 96 Worcester Street Wellesley Hills, MA 02481	Chief Investment Officer

James D. Purvis 96 Worcester Street Wellesley Hills, MA 02481	Chief Operating Officer

Daniel J. Towriss 96 Worcester Street Wellesley Hills, MA 02481	President, Chief Actuary and Chief Risk Officer

Kenneth A. McCullum 96 Worcester Street Wellesley Hills, MA 02481	Executive Vice President, Business Development and In Force Management

Michael S. Bloom 96 Worcester Street Wellesley Hills, MA 02481	Vice President and General Counsel and Secretary

Michael K. Moran 96 Worcester Street Wellesley Hills, MA 02481	Treasurer

Robert S. Sabatino 96 Worcester Street Wellesley Hills, MA 02481	Vice President, Information Technology and Operations

Michelle Wilcon 96 Worcester Street Wellesley Hills, MA 02481	Vice President, Human Resources and Internal Communications

   (c) state the name and address of each trustee and each custodian of registrant.

Delaware Life NY acts as custodian of the Variable Account’s assets, in accordance with Rule 26(a)(2) of the 1940 Act.

Item 9. (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

Yes. The Variable Account issues new units in connection with new purchase payments and sub-account transfers.

   (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of each underwriter.

Clarendon Insurance Agency, Inc. (“Clarendon”), 96 Worcester Street, Wellesley Hills, Massachusetts  02481.

   (c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not  applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Not applicable.

   (d) State whether registrant has any securities currently issued and outstanding (yes or no).

No.

   (e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days  prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

As of August 12, 2014, the Variable Account had approximately 9,738 beneficial owners of variable life insurance policies supported by the Variable Account.

There are no shareholders with an interest of 10 percent or more of the Variable Account’s outstanding units.

Item 10. State the current value of the registrant’s total assets.

$1,203,900,070 as of December 31, 2013.

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12. Attach as an exhibit a copy of the registrant’s last regular periodic report to its security holders, if any.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this notification of registration to be duly signed on its behalf in the Town of Wellesley Hills and the Commonwealth of Massachusetts on the 21st day of August, 2014.

Delaware Life NY Variable Account C
(Name of Registrant)

By:	Delaware Life Insurance Company of New York
(Name of Sponsor)

By:	/s/ Michael S. Bloom
Michael S. Bloom
Vice President and General Counsel and Secretary

Attest: /s/ Kenneth N. Crowley
Kenneth N. Crowley
Senior Counsel